UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 15)

Under the Securities Exchange Act of 1934

Energy Focus, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

29268T102
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 20th Floor
Los Angeles, California 90067
(310) 584-1234
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person David Gelbaum, Trustee, The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 1,134,880
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,134,880
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,880
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 4.9% (2)
14. Type of Reporting Person IN
__________________
(1) See Item 5(a) of this Amendment No. 15 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.
(2) Based on Form 10-Q filed 5/12/11 showing 24,756,517 shares outstanding.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 1,134,880
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,134,880
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,880
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 22.2% (2)
14. Type of Reporting Person IN
__________________
(1) See Item 5(a) of this Amendment No. 15 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.
(2) Based on Form 10-Q filed 5/12/11 showing 24,756,517 shares outstanding.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 1,134,880
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,134,880
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,880
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 22.2% (2)
14. Type of Reporting Person OO
__________________
(1) See Item 5(a) of this Amendment No. 13 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.
(2) Based on Form 10-Q filed 5/12/11 showing 24,756,517 shares outstanding.

CUSIP No. 292687102

Item 1. Security and Issuer

This Amendment No. 15 to Schedule 13D (this "Amendment") amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of the Issuer ("Common Stock"), filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 31, 2007 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4. Purpose of Transaction.

On June 27, 2011, Quercus Trust sold 3,965,000 shares of Common Stock for a purchase price of $0.40 per share in negotiated transactions to a number of purchasers. The form of Stock Purchase Agreement is attached as Exhibit "A" hereto.

The shares of Common Stock were purchased by The Quercus Trust for investment purposes.  Subject to applicable securities laws and regulations, the Reporting Persons may dispose or acquire securities of the Issuer, including the Common Stock, depending upon the position of the market, the Issuer, and other factors.  The Reporting Persons have during the past five months sold Common Stock on the open market from time to time depending on market conditions. The purpose of the sales has been to obtain liquidity for The Quercus Trust.  Except as aforesaid, the Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment, the Reporting Persons own 1,134,880 shares of Common Stock, constituting approximately 4.9% of the Outstanding Common Stock of the Issuer.

(b) The Reporting Persons have shared voting and dispositive power with respect to the Quercus Beneficial Ownership. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the Quercus Beneficial Ownership.

(C)

Date	Time	Action	Quantity	Price
2/22/2011	16:10:00	Sold	6,500	1.005
2/23/2011	11:04:40	Sold	23,300	1.004335
2/24/2011	11:04:25	Sold	6,500	1.002308
3/8/2011	16:16:50	Sold	13,000	1.1063
3/9/2011	10:08:59	Sold	96,700	1.143268
3/28/2011	10:32:08	Sold	72,500	1.140072
3/29/2011	10:01:02	Sold	80,000	1.251313
3/30/2011	16:01:21	Sold	24,500	1.1312
3/31/2011	9:58:22	Sold	18,000	1.148611
4/1/2011	9:31:00	Sold	84,000	1.034756
5/4/2011	10:21:19	Sold	16,000	0.744553
5/5/2011	9:41:06	Sold	8,500	0.701882
5/6/2011	16:04:11	Sold	8,000	0.700319
6/14/2011	16:00:11	Sold	2,500	0.5069
6/15/2011	16:02:10	Sold	20,000	0.416719
6/16/2011	16:07:38	Sold	7,800	0.4246
6/17/2011	16:05:09	Sold	3,400	0.4182
On June 27, 2011, Quercus Trust sold 3,965,000 shares of Common Stock for a purchase price of $0.40 per share in negotiated transactions to a number of purchasers. The form of Stock Purchase Agreement is attached as Exhibit "A" hereto.

The Reporting Persons undertake upon request by the staff to provide full information regarding the number of shares sold at each separate price.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)  Pursuant to the Power of Attorney filed as Exhibit "B" to this Amendment, Joseph Bartlett has been appointed as Attorney-In-Fact for Monica Chavez Gelbaum and for David Gelbaum.

Item 7. Material to Be Filed as Exhibits

Exhibit A:      Agreement Regarding Joint Filing of Amendment No. 15 to Schedule 13D

Exhibit B:  Power of Attorney for Monica Chavez Gelbaum and for David Gelbaum.

Exhibit C:  Form of Stock Purchase Agreement date June 27, 2011

CUSIP No. 292687102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: July 7, 2011	/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 14 to Schedule 13D

The undersigned agree that the Amendment No. 14 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.

Dated: July 7, 2011	/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102

EXHIBIT B

POWER OF ATTORNEY

Monica Chavez Gelbaum and David Gelbaum each hereby constitutes and appoints Joseph P. Bartlett as his or her true and lawful attorney-in-fact and agent, acting alone, with full power and substitution and resubstitution, to sign on her behalf, individually and in each capacity stated below, all reports of beneficial ownership on Forms 3, 4 and 5, and reports on SC13D, of the Securities and Exchange Commission, and any and all amendments, exhibits and any other documents related thereto, and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

This has been duly executed by the following persons in the capacities indicated on February 10, 2011.

Signature

/s/ Monica Chavez Gelbaum

/s/ David Gelbaum

EXHIBIT C

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of June 24, 2011 (the “Effective Date”), by and between The Quercus Trust (the “Seller”) and each Buyer listed on Schedule A hereto (each a “Buyer” and collectively the “Buyers”) with respect to the Common Stock of Energy Focus, Inc, a Delaware Corporation (the “Company”).

RECITALS

WHEREAS, the Seller desires to sell to the Buyers, and the Buyers desire to purchase from the Seller, the number of shares of Common Stock (the “Shares”), of the Company set forth opposite their names on Schedule A hereto,  all in accordance with the terms and conditions set forth in this Agreement.  The sale and purchase of these Shares is part of the Seller’s sale of approximately 3,965,000 shares of the Company’s Common Stock to these Buyers and to other buyers at this time.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

1.   Sale of Stock.  On the Effective Date, the Seller hereby agrees to sell to each Buyer, and each Buyer hereby agrees, severally and not jointly, to purchase from the Seller, the number of shares set forth on Schedule A hereto at a price of Forty Cents ($0.40) per Share for the aggregate purchase price (the “Purchase Price”) set forth on Schedule A hereto.

2.   Deliverables.

2.1    On the Effective Date, each Buyer will deliver (a) to the Company (the “Escrow Agent”), to hold in escrow in accordance with the terms hereof, the Purchase Price of the Shares purchased by Buyer in immediately available funds to the following bank escrow account:

The Huntington National Bank
30100 Chagrin Blvd, Suite 300, Pepper Pike Ohio 44124
Account No: 01662125241
Routing No: 044000024
Account Name: Energy Focus Inc.;

and (b) to the Seller and to the Escrow Agent the following information about the Buyer:

Name in which shares should be held, including state of residence or organization
SSN (Social Security Number) or TIN (Tax Information Number)
Address of Record
Email Address
Contact Person
Contact Phone Number
DWAC transfer information.

The Purchase Price will constitute the entire consideration to be paid by each Buyer to the Seller for the Shares.

2.2    On the Effective Date, the Seller will deliver to the Escrow Agent or, if instructed by the Escrow Agent, to the Escrow Agent’s account at the Company’s stock transfer agent, The Bank of New York Mellon (the “Stock Transfer Agent”), all Shares to be sold hereunder, and any and all other or additional transfer documents that may be required by the Stock Transfer Agent for the transfer of the Shares to the Buyers.

2.3    Within three (3) business days after the Effective Date, or such other time as the parties agree, the Escrow Agent will disburse to the Seller by wire transfer the purchase price for the Shares, and see to the distribution to each Buyer of the Shares purchased hereunder by the Stock Transfer Agent to the Buyer’s DWAC account, unless the Escrow Agent and the Buyer agree in writing to other arrangements for the delivery of the purchased Shares.

3.   Seller’s Representations.  The Seller represents and warrants to each Buyer and the Company as follows:

3.1    Seller owns the Shares beneficially and of record, free and clear of any suit, proceeding, call, voting trust, proxy, restriction, security interest, lien or other encumbrance of any kind or nature whatsoever (collectively, a “Lien”) and has full power, authority and capacity to transfer and dispose of all the Shares free and clear of any Lien, in each case other than restrictions which shall have been removed or waived as of the Effective Date with respect to the transfer to Buyer of the Shares, and any Liens that shall be released upon or prior to the transfer of the Shares to each Buyer.  Upon the payment for and delivery of the Shares as provided in this Agreement, each Buyer will acquire good and valid title to the Shares free and clear of any Lien, except for any restriction that may attach to the Shares under the federal securities laws and regulations because of the nature of, or number of Shares purchased by, the Buyer.

3.2    The execution and delivery of this Agreement by the Seller, the consummation of the transaction contemplated hereby, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any agreement, note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which either Seller is a party or by which he or she may be bound, other than any consent or approval that has been obtained prior to the Effective Date.

3.3    No broker or finder has acted directly or indirectly for the Seller in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commission from Seller in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Seller.

3.4    This Agreement has been duly authorized, executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

3.5    The Seller’s sale and transfer of the Shares to Buyer pursuant to this Agreement has been registered under the Securities Act of 1933, as amended (the “Securities Act”) and any applicable state securities laws, and no stop order is in effect with respect to any registration statement affecting the Shares.

3.6    Neither the Seller nor any representative of the Seller has engaged in any form of general solicitation or general advertising, including via newspaper, magazine, internet, mail, radio or television, in connection with the offer or sale of the Shares.

4.   Buyer’s Representations.  Each Buyer represents and warrants to the Seller and the Company, severally and not jointly, as follows:

4.1    Each Buyer has full power and authority to purchase the Shares from the Seller in accordance with this Agreement.

4.2   The execution and delivery of this Agreement by each Buyer, the consummation of the transaction contemplated herein, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which each Buyer is a party or by which he may be bound.

4.3    No broker or finder has acted directly or indirectly for each Buyer in connection with this Agreement or the transaction contemplated hereby, except as disclosed by each Buyer to the Seller and to the Company, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of each Buyer , except as disclosed by each Buyer to the Seller and to the Company.

4.4    This Agreement has been duly authorized, executed and delivered by each Buyer and constitutes the legal, valid and binding obligation of each Buyer, enforceable against each Buyer in accordance with its terms.

4.5   Each Buyer is sophisticated in financial matters as to be able to evaluate the risks and benefits of the investment in the Shares and make an informed investment decision.

4.6    Each Buyer understands that neither the Seller nor the Company has made any representations and warranties with respect to the financial condition or prospects of the Company other than as set forth in the prospectus included in the Registration Statement covering the Shares.

4.7   Each Buyer has been encouraged to obtain independent legal, financial and other counsel and advice in connection with the subject matter of this Agreement, has had ample time and opportunity to do so, and has either done so to each Buyer’s satisfaction or declined of  each Buyer’s own volition to do so, and to the extent each Buyer has not sought or obtained independent counsel and advice, each Buyer hereby absolutely, unconditionally, irrevocably, expressly and forever assumes any and all attendant risks and waives any and all rights, claims, defenses or objections with respect thereto.

4.8    Each Buyer expressly acknowledges and agrees that neither the Company nor any of its affiliates or representatives have made any representations or warranties in connection with the Shares, the Company’s financial condition or the transactions contemplated by this Agreement

5.   Escrow Agent.

(a)    Resignation of Escrow Agent.  Escrow Agent may resign and be discharged from the performance of its duties hereunder at any time by giving ten (10) business days prior written notice to Seller and Buyers specifying a date when such resignation shall take effect.  Upon any such notice of resignation, the Seller and Buyers jointly shall appoint a successor Escrow Agent hereunder prior to the effective date of such resignation.  The retiring Escrow Agent shall transmit all records pertaining to the Shares and shall transfer all Shares or monies held to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable.   After any retiring Escrow Agent’s resignation, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement.

(b)    Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied.  Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including without limitation any other agreement between any or all of the parties hereto or any other persons even though reference thereto may be made herein.  Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that Escrow Agent’s gross negligence or willful misconduct was the cause of any loss.  Escrow Agent’s sole responsibility shall be for the safekeeping and disbursement of the Shares and funds deposited with Escrow Agent.  Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein.  Escrow Agent may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same.  In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages (including, but not limited to lost profits), even if Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.  Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Shares, any account in which Shares are deposited, this Escrow Agreement or the Underlying Agreements, or to appear in, prosecute or defend any such legal action or proceeding.  Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel.  Seller and Buyers, jointly and severally, shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

(c)    Escrow Agent is authorized, in its sole discretion, to comply with final orders issued or process entered by any court with respect to the Shares, without determination by Escrow Agent of such court’s jurisdiction in the matter.  If any portion of the Shares is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

(d)    From and at all times after the date of this Escrow Agreement, Seller and Buyers, jointly and severally, shall, to the fullest extent permitted by law, defend, indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent and affiliate of Escrow Agent (collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation Depositor or Recipient, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to the extent such liability has resulted from the gross negligence or willful misconduct of such Indemnified Party. Each Indemnified Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Depositor and Recipient jointly and severally.   The obligations of Depositor and Recipient under this Section 10 shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent.

(e)    Fees and Expenses of Escrow Agent.  Escrow Agent shall not be compensated for its services hereunder provided that any indemnification or other expenses to which Escrow Agent is entitled hereunder shall be paid promptly upon demand by Escrow Agent.  Obligations under this Section shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent.

(f)    If the Escrow Agent reasonably requests further information, direction, or consent from the Seller or any Buyer, the Escrow Agent shall be entitled to withhold taking any action until it receives that information, direction, or consent in writing.

6.   Market Stand-Off.  Seller covenants and agrees, that for a period of 180 days following the effective date, Seller will not sell any Shares in public transactions.

7.   Miscellaneous Provisions.

7.1    Any number of counterparts of this Agreement may be signed and delivered and each will be considered an original and together they will constitute one agreement.

7.2    This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto and the Company.

7.3    Each party to this Agreement will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions will be consummated.

7.4    This Agreement will be construed and performed in accordance with the laws of the State of Delaware, without regard to the conflicts of law therein.  The rights and liabilities of the present parties will bind and inure to their respective heirs, devisees, personal representatives, successors and assigns.

7.5    Except as may be required to comply with the requirements of any applicable law, statute, code, ordinance, regulation or other requirement of any governmental authority, neither Seller nor each Buyer will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior written approval of the other party hereto.

7.6    This Agreement and the exhibits hereto constitute the entire agreement among the parties relating to their subject matter and supersede all prior and contemporaneous agreements and understandings of the parties in connection with such subject matter.

7.7    From and after the date of this Agreement, upon the request of the Seller, each Buyer or the Company, the Seller or each Buyer, as applicable, will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

7.8    The Company is an intended third party beneficiary of this Agreement and each Buyer and the Seller acknowledge and agree that the Company will rely and is intended to rely on the provisions, representations and agreements set forth herein.  Other than the foregoing, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm, corporation, partnership, association or other entity, other than the parties hereto and the Company and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

SELLER:	ESCROW AGENT

THE QUERCUS TRUST	ENERGY FOCUS, INC.

By: /s/ David Gelbaum	By: /s/ John M. Davenport
Name: David Gelbaum	Name: John M. Davenport
Title: Trustee	Title: President

BUYERS:

[NAME]	[NAME]

By:	By:
Name:	Name:
Title:	Title:

[NAME]	[NAME]

By:	By:
Name:	Name:
Title:	Title:

[NAME]	[NAME]

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE A

BUYERS

Buyer	Number of Shares	Aggregate Purchase Price